1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Matthew J. Carter

matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

September 1, 2023

Via Email

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington DC 20549
Attn: Ms. Kimberly A. Browning

Re:	North Haven Private Income Fund A LLC Registration Statement on Form 10 File No. 000-56571

Dear Ms. Browning:

On behalf of North Haven Private Income Fund A LLC (the “Company”), this letter responds to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated August 14, 2023 relating to the Company’s registration statement on Form 10 that was filed with the SEC on July 13, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the registration statement on Form 10 filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

REGISTRATION STATEMENT

1.	Comment: Please update the applicable disclosure throughout the registration statement. For example, information in several locations is provided as of March 31, 2023 (e.g., disclosure on page 11 under “Attractive Attributes of Middle Market Direct Lending” states, “[a]s of March 31, 2023, 3-month SOFR, . . has increased to 5%.” Please update as of a more current date, if possible).

Response: The Company has revised the disclosure accordingly.

September 1, 2023 Page 2

2.	Comment: Please confirm that all formation transactions that would not be permissible for a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”) were consummated prior to the effectiveness of your election to be regulated as a BDC.

Response: The Company confirms that all formation transactions that would not be permissible for a BDC under the 1940 Act were consummated prior to the effectiveness of its election to be regulated as a BDC.

3.	Comment: The Company’s name is “North Haven Private Income Fund A LLC.” “Private” suggests a type of investment and, therefore, implicates Rule 35d-1 under the 1940 Act. Accordingly, please add an 80% policy to invest in private companies and state that the Company will provide unitholders with at least 60 days’ notice if the Company changes such 80% policy (or state that the 80% policy is fundamental).

Response: The Company respectfully submits that the term “private” in the Company’s name refers to the Company’s expectation to conduct a continuous private offering of its securities in reliance on certain exemptions from the registration requirements of the Securities Act with its units not listed for trading on a stock exchange or other securities market rather than a name suggesting an investment in certain investments within the meaning of Rule 35d-1 of the 1940 Act. As disclosed on pages 1 and 4 in the Amended Registration Statement, the Company has no current intention of pursuing a listing of its Class I Units on a national securities exchange and thus expects to remain a private company indefinitely. The Company supplementally notes that its investment strategy, as described on pages 7-9 of the Amended Registration Statement under the heading “Investment Strategy,” is implemented in compliance with the statutory requirements of the 1940 Act applicable to business development companies, including the requirement that it may not acquire any asset other than a qualifying asset, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets, where qualifying assets generally consist of eligible portfolio companies, which are generally companies whose securities are not listed on a national securities exchange and would generally be described as private investments. The Company respectfully submits that it is not customary or appropriate to suggest that the Company would apply a different investment strategy than that required by the statute.

Page 1 – Explanatory Note

4.	Comment: Please define terms at their place of first origin (e.g., the term “Units” appears in this section, but is not defined). Relatedly, the staff notes in the “Item 1. Business” section, the tenth paragraph states, “[w]e initially are offering one class of our common units, designated as Class I Units (the ‘Class I Units’ or the ‘Units’).” Please add this disclosure to the “Explanatory Note” section.

September 1, 2023 Page 3

Response: The Company has reviewed the disclosure to confirm that terms are defined at their place of first origin. The Company acknowledges the Staff’s request to include disclosure from the tenth paragraph of “Item 1. Business” in the explanatory note and respectfully declines to make the requested revision; however, the Amended Registration Statement has been revised in a manner that is responsive to the request made by the Staff. The Company supplementally notes that it has removed references to multiple classes of common units as the Company does not have any intention to seek exemptive relief to permit the Company to issue multiple classes of common units and would not be able to do so absent such relief.

5.	Comment: In the fifth paragraph, in the fifth bullet, explain that a return of capital is a return of a portion of a unitholder’s original investment in the Company. Also, when return of capital is first used in the registration statement, explain the: (i) amount of capital the Company has for investment may be reduced when distributions are funded from amounts of offering proceeds, borrowings, or a return of capital; and (ii) impact of fees and expenses, including the future repayment of waived fees and reimbursed expenses, on distributions.

Response: The Company respectfully submits that the text of the fifth paragraph, in the fifth bullet, in the Registration Statement matches language requested by the Staff for inclusion in Form 10 registration statement filings made by other BDCs that are also advised by the Adviser.1 However, the Company has revised the disclosure accordingly. The Company submits that the Registration Statement already discloses that distributions funded from offering proceeds or borrowings, which may constitute a return of capital, would reduce the Company’s capital available for investments.

Pages 2-3-Forward-Looking Statements

6.	Comment: The last paragraph discloses, “[y]ou should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Moreover, we assume no duty and do not undertake to update the forward-looking statements.” Also, disclose that the forward-looking statements contained in the registration statement are excluded from the safe-harbor protection provided by Section 27A of the Securities Act of 1933 (“Securities Act”) and that forward-looking statements contained in the Company’s periodic reports are also excluded from the safe-harbor protection provided by Section 21E of the Exchange Act.

[1]	See Letter, dated November 17, 2021, from Christopher R. Bellacicco, Attorney-Adviser to Thomas J. Friedmann, Re: T Series Middle Market Loan Fund LLC, File No. 000-56357 and Letter, dated November 5, 2020, from Lisa N. Larkin, Senior Counsel, to William J. Bielefeld, Re: SL Investment Corp., Registration Statement on Form 10, File No. 000-56211.

September 1, 2023 Page 4

Response: The Company has revised the disclosure accordingly.

Page 4 - Item 1. Business

7.	Comment: Please disclose the “alternative reference rates” mentioned in the fourth paragraph in the first sentence.

Response: The Company has revised the disclosure to delete the reference to alternative reference rates and supplementally advises the Staff that substantially all of the floating investments held by the Company are determined on the basis of SOFR as the benchmark rate.

Page 7 - The Administrator

8.	Comment: Disclosure indicates the Administrator is reimbursed for certain expenses it incurs on behalf of the Company and the “Administrator reserves the right to waive all or part of any reimbursements due from the Company at its sole discretion.” Please expand the disclosure to explain in an appropriate location the details of this reimbursement arrangement. Also, prominently disclose (e.g., in bold) the impact of any such reimbursement on common unitholders (i.e., common unitholders, ultimately, will bear those costs). Confirm that the terms of this reimbursement arrangement between the Company and the Administrator are included in the copy of Administrative Agreement filed as Exhibit 10.2 in Item 15.

Response: The Company respectfully submits that the terms of the reimbursement arrangement are included in Section 4(a) of the Administration Agreement filed as Exhibit 10.2 in Item 15. The Company respectfully submits that the disclosure already describes all material aspects of the reimbursement arrangement between the Administrator and the Company, specifically that the Company has no employees and therefore the Administrator provides services necessary to conduct the Company’s business. The Company respectfully submits that this type of reimbursement arrangement is commonly used by externally managed BDCs and understood by investors in BDCs and that further disclosure is not necessary and may create confusion among investors who are accustomed to disclosure consistent with that in the Registration Statement. As requested, the Company has added disclosure confirming that expenses reimbursed to the Administrator are ultimately borne by the Company’s unitholders.

September 1, 2023 Page 5

Page 7 - Expense Support and Conditional Reimbursement Agreement

9.	Comment: Disclosure states the Company has entered into an “Expense Support and Conditional Reimbursement Agreement (the ‘Expense Support Agreement’) with the Adviser” and includes a cross reference to “a discussion of the Expense Support Agreement” in Item 2. Please prominently disclose (e.g., in bold) the impact of any reimbursement under the Expense Support Agreement on common unitholders and provide an example (i.e., common unitholders, ultimately, will bear those costs).

Response: The Company has revised the disclosure accordingly.

10.	Comment: We note the disclosure describing the Expense Support Agreement in Item 2 is materially deficient at it fails to describe all the Agreement’s terms as specified in the Investment Advisory Agreement filed as Exhibit 10.2 in Item 15 (e.g., what the adviser may waive or defer). Please disclose in the registration statement all material terms of the Expense Support Agreement.

Response: The Company respectfully submits that the disclosure describing the Expense Support Agreement fully describes all material terms of such agreement as it notes that Expense Payments will not include reimbursement of interest expense and therefore could include reimbursement of any other expenses incurred by the Company. The Company respectfully submits that the expenses to be incurred by the Company are fully described in all material respects in the Registration Statement, including in “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Expenses.”

Pages 7-9 - Investment Strategy

11.	Comment: Please confirm whether the Company may invest in covenant-lite loans for purposes of its principal strategies. If so, please revise the principal strategy and risk disclosures accordingly.

Response: The Company confirms that it may invest in covenant-lite loans, but the Company respectfully submits that it does not believe that covenant-lite loans are a separate category of investments that should be described in the disclosure enumerating the different types of debt investments the Company makes. The Company considers the existence or absence of covenants as a feature to be evaluated along with other factors that the Company considers when evaluating debt investments. The Company respectfully submits that any so-called “covenant-lite loans” that the Company acquires would not be expected to comprise a material percentage of the Company’s investments and that additional risk disclosure regarding “covenant-lite loans” would be potentially confusing to investors as it would overstate the significance of such risks.

September 1, 2023 Page 6

12.	Comment: The disclosure is unclear concerning the Company’s use of derivatives. If the Company will use derivatives for its principal strategy, please revise the principal strategy and risk sections accordingly.

Response: The Company respectfully submits that the Registration Statement discloses that the Company intends to operate under the limited derivatives user exemption of Rule 18f-4 of the 1940 Act and respectfully submits that the risks associated with the Company’s use of derivatives are adequately described in the Registration Statement.

13.	Comment: In the third paragraph, disclosure states the Company may invest in foreign companies. If the Company also may invest principally in emerging market companies, please add corresponding strategy and risk disclosures.

Response: The Company respectfully submits that any investments in emerging market companies that the Company acquires, to the limited extent consistent with the limitations on BDCs imposed by the 1940 Act, would not be expected to comprise a material percentage of the Company’s investments and that additional risk disclosure regarding investments in emerging market companies is not appropriate and would be potentially confusing to investors as it would overstate the significance of such risks.

14.	Comment: Third paragraph, last sentence: please add context to the disclosure stating, “we typically avoid direct exposure to investments in certain sectors such as retail, restaurants, energy, alcohol, tobacco, and pornography.” Disclosure on page 12 indicates the Adviser’s “Investment Team” makes certain ESG considerations “as part of its due diligence process.” Also, disclosure on page 13 indicates the “Investment Committee” conducts an “ESG review” based on information generated by the Investment Team. Clarify in the disclosure the nexus, if any, between this disclosure on page 8 and the respective ESG policies described on pages 12-13. For example, if the disclosure on page 8 constitutes examples of ESG criteria that the “Investment Team” uses as part of its ESG considerations, state as much in plain English.

(a) Please disclose the Company’s definition of ESG.

(b) Page 8 discloses the Company “typically avoid[s]” certain sectors and lists various examples (e.g., alcohol and tobacco). However, page 12 states the “identification of a material ESG risk will not necessarily be determinative in our Adviser’s decision to lend to a potential borrower.” Please make clear, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered, including companies in the sectors noted on page 8.

September 1, 2023 Page 7

Response: The Company respectfully submits that the current disclosure fully and accurately describes its investment process including with respect to the industries in which it typically avoids direct investments and its consideration of environmental, social and governance (“ESG”) issues. The Company respectfully submits that the disclosure cited by the Staff on page 8 regarding the sectors that the Company typically avoids direct exposure to is not related to the Company’s consideration of ESG factors, which ESG factors are one of the many diligence issues considered. The Company respectfully submits that the Registration Statement discloses that “The identification of a material ESG risk will not necessarily be determinative in our Adviser’s decision to lend to a potential borrower,” and that further disclosure is not necessary and could risk confusing investors by overstating the significance of the Adviser’s consideration of ESG risks among the many other factors considered.

Page 15 - Allocation of Investment Opportunities and . . . Co-Investment Opportunities

15.	Comment: Has the Company, the Investment Adviser, or any of the Company’s affiliates granted, or does the Company, the Investment Adviser, or any of the Company’s affiliates intend to grant, preferential rights or terms with respect to the Company, its units, its investments, and/or its activities to certain investors that are not available to other investors, via side letter or otherwise? Based on your response, we may have additional comments.

Response: The Company confirms that it does not grant preferential rights or terms to certain investors.

16.	Comment: Please define the term “capital contribution” and summarize the terms and conditions applicable for such contributions pursuant to the Company’s “Subscription Agreement.” If accurate, please confirm to the staff that an investor may purchase the Company’s common units only through a capital contribution. If capital commitments also may be used, please add attendant strategy and risk disclosures.

Response: The Company confirms that capital commitments are not used by the Company and respectfully submits that capital contributions is the correct means of describing the purchase of an interest in a limited liability company, in this case, the purchase of Units. The Company respectfully submits that, while the term “capital contributions” is the correct accounting term for the means by which investors purchase Units, the Company has revised the disclosure to refer to capital subscriptions to the Company that are used to purchase Units.

September 1, 2023 Page 8

17.	Comment: Under “Purchase Price and Fees” on page 17, in the first paragraph, text states the purchase price for our Units in the initial closing of the Private Offering will be $20.00 per Unit. Please explain how the Company’s capital contribution policy applies to this initial price of “$20.00 dollars per Unit” and to any sales of units after the initial closing. Is there an initial payment component to purchasing a unit and an obligation to make a future capital contribution (e.g., pursuant to drawdown notifications)? Disclose the Company’s related drawdown policies, if any, for capital contributions.

Response: As noted in the response to Comment 16 above, the Company respectfully submits that there is no drawdown of capital commitments by the Company and therefore no description of a drawdown in the Registration Statement as all capital contributions to purchase Units are fully funded at each closing. The Company respectfully submits that the Company’s unit pricing policy is described in the Registration Statement, including that the net offering price will generally reflect the net asset value per Unit, but that there is no guarantee that the net offering price will equal the net asset value per Unit. The Company respectfully submits that the $20.00 per Unit price in the initial closing does not have any direct effect on purchases at subsequent closings other than to the extent that it may affect the net asset value of the Company’s units at the time of such subsequent closing.

18.	Comment: Please disclose the respective minimum capital contribution amount the Company imposes on an investor. The “Subscription Agreement” (Exhibit 10.7) states “[s]ubscribers will be required to make a minimum capital contribution of $10,000; provided, that the Company reserves the right to accept capital contributions in lower amounts or decline to accept particular capital contributions, in whole or in part, in its sole discretion.” Please add this disclosure to the registration statement. Relatedly, as the Subscription Agreement indicates the $10,000 amount is “required,” please revise text on page 29 in “Value Determinations in Connection with the Continuing Offering,” first paragraph, stating the initial $10,000 minimum is “permitted,” to state that it is required.

Response: The Company respectfully submits that the $10,000 minimum investment amount was disclosed on page 29 of the Registration Statement (and page 32 of the Amended Registration Statement) and that such disclosure is sufficient and appropriate for an Exchange Act filing, such as the Registration Statement, that is not the document used for the Company’s private offering of Units. The Company has revised “permitted” to “required” as requested on page 32 of the Amended Registration Statement.

19.	Comment: In “Item 1A. Risk Factors” please add a capital contributions risk paragraph and confirm disclosure therein prominently describes, using bold or italicized font: (1) the adverse consequences of investors who default on their obligations to make a capital contributions; and (2) if applicable, the risks of drawdowns (e.g., an investor will be required to make capital contributions to purchase units of common units each time the Company delivers a drawdown notice, including potential, if applicable, catch-up purchases).

September 1, 2023 Page 9

Response: The Company respectfully submits that the Company does not use capital commitments or drawdowns and therefore a risk factor regarding a default of a capital commitment is not appropriate.

Page 17 - Purchase Price and Fees

20.	Comment: First paragraph, third sentence: please clarify the text stating, “[i]n connection with the monthly closings, we expect that our Board of Directors will delegate to the Adviser the authority to conduct such closings.” Is this text meant to indicate that the Adviser will perform fair valuing functions for the Company pursuant to Rule 2(a)(5) under the Investment Company Act?

Response: The Company respectfully submits that the disclosure cited in the comment does not refer to the delegation to the Adviser the responsibility for determining the fair value of the Company’s investment portfolio, subject to oversight by the Board of Directors, pursuant to Rule 2a-5 under the 1940 Act, which is described elsewhere in the Registration Statement. The Company has revised the disclosure to clarify that the delegation refers to the determination of the purchase price for the Units at closings of the Company’s Private Offering pursuant to the Company’s unit pricing policy.

Page 18 – Minimum Offering Requirement

21.	Comment: We note that under this heading of “Minimum Offering Requirement,” no minimum offering requirement is disclosed. We note the first paragraph, second sentence, includes a figure of $25 million. We also note the “Warehouse Transaction” section on page 20 states, the Company’s “obligation to purchase such investments is conditional upon satisfying certain conditions, namely (1) the earlier of (a) July 17, 2023, so long as the Company has received aggregate subscriptions of $25 million or greater, or (b) the receipt of aggregate subscriptions of $75 million or greater, and (2) the Board of Directors’ approval of the Company’s acceptance of such capital subscriptions.” Please clarify any minimum offering requirement of the Company and the status of meeting that requirement. See Instruction 5 to Item 1.g. of Form N-2.

Response: The Company respectfully submits that the disclosure has been revised in the Amended Registration Statement to disclose the occurrence of the initial closing of the Private Offering and the acquisition of investments pursuant to the facility agreement.

September 1, 2023 Page 10

22.	Comment: Disclosure on page 47 under the heading “[w]e are a new company with no operating history” states the Company “commenced operations shortly after [its] election to be regulated as a BDC,” while disclosure under this “Minimum Offering Requirement” section, in the first paragraph in the first sentence, seems to indicate the Company has not commenced operations. Please clarify.

Response: The Amended Registration Statement has been revised to clarify that the Company has commenced investment operations following the initial closing of the Private Offering, which occurred subsequent to the initial filing of the Registration Statement.

23.	Comment: Please disclose the Company’s procedures for holding any purchase order/subscription payments it receives/will receive? from investors. We note the registration statement includes no disclosure regarding any respective escrow period/escrow account and that the “Subscription Agreement” filed as Exhibit 10.7 to Item 15 is silent re any such escrow account. Please add attendant disclosure concerning any arrangements for escrowing proceeds and ensure the disclosure explains the conditions for release of the investors’ funds held in escrow and the manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors. See Instruction 5 to Item 1.g. of Form N-2.

(a) Disclose when the Company will break escrow (upon the termination of the initial offering period, or any monthly closing thereafter?). Also, identify the escrow agent and file any contract or agreement with such agent as an exhibit to the registration statement.

(b) Disclose what will occur with respect to any fees or expenses if the Company returns funds from the escrow account to investors. Clarify, if accurate, that no fees will be earned and no expenses will be incurred by unitholders prior to meeting the minimum offering requirement, including that any offering expenses incurred by the Adviser are not subject to reimbursement unless the minimum offering requirement is met.

Response: The Company respectfully submits that it will not hold capital contributions in escrow prior to a closing of the Private Offering.

24.	Comment: The first paragraph, second sentence states the Company’s “Board of Directors may elect to wait a substantial amount of time before authorizing, or may elect not to authorize, the initial closing of the Private Offering.” Please define “substantial amount of time.”

September 1, 2023 Page 11

Response: The disclosure has been revised in the Amended Registration Statement to clarify that the initial closing of the Private Offering has occurred.

25.	Comment: Please disclose the “minimum investor requirement” referred to in the first sentence in the first paragraph.

Response: The disclosure has been revised in the Amended Registration Statement to remove reference to the minimum investor requirements given that the initial closing of the Private Offering has occurred.

26.	Comment: Please consider providing brief disclosure regarding the minimum investor requirement, minimum offering requirement, and the escrow arrangement on the cover page.

Response: The Company respectfully submits that such disclosure is not necessary or appropriate because the initial closing of the Private Offering has occurred.

Pages 18-20 – Unit Repurchase Program

27.	Comment: In the sixth paragraph, last sentence, please revise “will not pay a fee” to “will pay neither a direct nor indirect fee to us . . ..”

Response: The Company has revised the disclosure accordingly.

28.	Comment: Seventh paragraph, last sentence: while the Company indicates it, “intend[s] to conduct . . . repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act,” we note the current disclosure does not reflect this. Accordingly, please revise the disclosure to explain in concise and specific detail the Company’s process for conducting repurchase offers in compliance with Rule 13e-4. Also, revise the last sentence in the seventh paragraph to state, “[w]e will conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act.” In revising the disclosure, please disclose that:

(a) The Company, in conducting a repurchase offer in accordance with the requirements of Rule 13e-4 under the Exchange Act, will publish the terms of any such tender offer in a tender offer statement that will be sent to all common unitholders and filed with the SEC on Schedule TO as soon as practicable on the commencement date of any such offer. Id.

September 1, 2023 Page 12

(b) A repurchase offer will remain open for at least 20 full business days following the offer’s commencement and that all common unitholders be given at least 20 full business days to elect to participate in such repurchase offer. Id.

Response: The Company respectfully submits that it would be premature to revise the disclosure as requested as the Company’s Board of Directors has not yet approved the terms or manner of any repurchase offer to be made by the Company and the Company may determine to repurchase shares in such other manner as it may determine in compliance with applicable law.

29.	Comment: The eight paragraph, second sentence states:

However, we expect our repurchase offers will generally repurchase Units at a price per Unit equal to the net asset value per Unit on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so an investor will not know the exact price of units in the tender offer when it makes its decision whether to tender its units.

Please delete this disclosure as this policy is not consistent with the requirements of Rule 13e-4 under the Exchange Act, which require that the amount of cash to be offered be stated at commencement of the offer. Id.

Response: The Company respectfully submits that it is not aware of a requirement of Rule 13e-4 under the Exchange Act that requires the exact amount of cash to be offered to be stated at the commencement of the offer and submits that the types of repurchase offers described in the Registration Statement are consistent with and fully aligned with private credit closed-end funds and BDCs throughout the industry.

30.	Comment: The ninth paragraph indicates, “[r]epurchases of units from unitholders by the Company will be paid in cash within 65 days after the expiration of the applicable tender offer, after the determination of the relevant net asset value per unit is finalized.” Please be aware the staff objects to this disclosure. Please note, Rules 14e-1(c) and 13e-4(f)(5) under the Exchange Act require prompt payment for tendered shares. The SEC has stated that prompt payment is generally the standard settlement cycle. See Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release No. 34-43069, (July 24, 2000). Further, the staff has not objected to payment 5 business days after expiration for partial offers because of the additional time required to perform proration. See Repurchase Offers by Closed-End Management Investment Companies, Investment Company Act Release No. 19399 (Apr. 7, 1993).

September 1, 2023 Page 13

Response: The Company acknowledges the Staff’s comment. However, the Company respectfully submits that the tender offer process described in the Registration Statement is fully aligned with private credit closed-end funds and BDCs throughout the industry, and accordingly meets the expectations of investors in privately-offered BDCs with respect to prompt payment.

The Company respectfully refers the Staff to the guidance it has issued throughout the registered-closed end fund industry regarding “prompt payment” under Exchange Act Rule 13e-4, which states that the Staff would not object when payment is made by such closed-end fund as much as 65 days after the expiration of the tender offer,2 rather than five business days. The Company notes that the Staff has referenced similar guidance in comment letters to BDCs (citing 60 days rather than 65 days), such as the Company.3 The Company notes the rationale for providing up to 60 or 65 days under Rule 13e-4 for BDC issuers or registered closed-end fund issuers to make tender offer payments is primarily due to the illiquid nature of such funds’ investment portfolios, which are commonly comprised of a majority of investments for which market quotations are not readily available.

[2]	See, e.g., Response to Staff Comment Letter re: iCapital KKR Private Markets Fund, et al.; File No. 811-22963, as filed with the Commission on June 8, 2022, Comment #10 (“[P]lease clearly disclose from the outset that the fund will not make full payment later than 65 days after the last day shares may be tendered by that repurchase offer . . .”.); Response to Staff Comment Letter re: Carlyle AlpInvest Private Equity Opportunities Fund; File Nos. 333-264983, 811-23805, as filed with the Commission on July 13, 2022, Comment #53 (“Please clearly disclose at the outset of the repurchase disclosure, and everywhere else in the prospectus that disclosure appears about repurchase offers, that in no case will the Fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer.”).

[3]	See, e.g., Response to Staff Comment Letter re: Star Mountain Credit Opportunities Fund, LP, et al.; File No. 000-56259, as filed with the Commission on May 7, 2021, Comment #12 (“Please revise the disclosure to state that payments will be made within 60 days of the end of the Notice Period. Rule 13e-4(f)(5) requires payment to be made promptly after expiration of the offer, which is the last day that shareholders can withdraw tenders.”).

September 1, 2023 Page 14

Once it has invested a substantial amount of proceeds from the Private Offering, the Company, under normal circumstances, will invest a majority of its total assets in private credit investments for which market quotations are not readily available. As such, the Company’s portfolio composition will not lend itself to paying proceeds within two days of the expiration date of a tender offer without significantly increasing the risk of having to sell investments at times the Company would not otherwise consider advantageous, and thus increasing the risk of investor harm. As a result, similar to other BDCs and closed-end funds in connection with which the Staff has issued guidance stating that the “prompt payment” requirements of Rule 13e-4(f)(5) are met when payment is made within 60 or 65 days, the Company’s portfolio composition will not lend itself to paying proceeds within five business days of the expiration date of a tender offer.

The Company advises the Staff, on a supplemental basis, that the Company expects that it will determine the NAV for a tender offer’s Valuation Date generally within 20 business days of the relevant valuation date, consistent with industry practice, after which the Company will pay Members in cash within two business days for all units properly tendered, not withdrawn and accepted for payment. The Company notes that this process results in payments made to tendering Members within the Staff’s 60- to 65-day guidance issued to other BDCs and registered closed-end funds.

In light of the forgoing, the Company respectfully declines to amend the disclosure in the Amended Registration Statement, which currently states that payments will be made to tendering shareholders within 65 days after the expiration of the applicable tender offer, in accordance with the Staff’s guidance cited above.

Page 20 – Warehouse Transaction

31.	Comment: Please clarify, as applicable, each method the Company will use to fund its purchases of the “initial portfolio” (e.g., cash from the initial closing and borrowings, including those under a credit facility).

Response: The Company respectfully submits that the acquisition of the investments from the unaffiliated third party pursuant to the facility agreement was financed through proceeds of the initial closing of the Company’s private offering.

32.	Comment: Please clarify the meaning of the term “concurrently” that appears in the first sentence. Confirm that the Company acquired the investments from the Warehouse entity before the Company elected BDC status.

Response: The Company supplementally advises the Staff that “concurrently” is used in the disclosure in accordance with its plain English definition to refer to the acquisition of the investments from the unaffiliated third party pursuant to the facility agreement on the same date as the initial closing of the Company’s Private Offering.

September 1, 2023 Page 15

33.	Comment: As July 17, 2023 has passed, please update the disclosure accordingly.

Response: The Company has revised the disclosure accordingly.

Pages 20-22 – Summary of Risks Factors

34.	Comment: Please consider relocating this “Summary of Risk Factors” to follow “Forward Looking Statements.” We believe making this disclosure more prominent would be helpful to unitholders.

Response: The Company acknowledges the Staff’s comment and after consideration has determined not to relocate the “Summary of Risk Factors” to follow “Forward Looking Statements” as the current location is consistent with the requirements of Item 1A. of Form 10, including Item 105 of Regulation S-K.

35.	Comment: In the disclosure, if accurate, explain that all of the leverage expenses of the Company are borne solely by the Company’s common unitholders. Make harmonizing disclosures throughout the registration statement.

Response: The Company respectfully submits that the disclosure in the Registration Statement makes clear that expenses of leverage are borne by unitholders. See “Item 1A. Risk Factors—Risks Relating to Our Business and Structure—We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.” and “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expenses.”

Pages 20-21 – Risks Relating to Our Business and Structure

36.	Comment: While the nineteenth bullet states the term “Valuation Designee” is “defined below,” we note no such definition. Please rectify the text accordingly.

Response: The Company has revised the disclosure accordingly.

September 1, 2023 Page 16

Pages 21-22 - Risks Relating to our Units

37.	Comment: The penultimate bullet refers to preferred units the Company may issue in the future. Please confirm that the Company does not intend to issue debt securities or preferred units within one year from the effective date of the registration statement or revise the registration statement, accordingly, including the fee table.

Response: The Company confirms that it has no current plans to issue preferred stock within a year of the effective date of the Registration Statement. The Company may issue debt securities within one year of the effective date of the Registration Statement and has reviewed the disclosure in the Amended Registration Statement and believes it appropriately addresses the risks associated with the issuance of debt securities, including in the risk factors captioned “We are subject to risks associated with the current interest rate environment and to the extent we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income,” “Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital. As a BDC, the necessity of raising additional capital exposes us to risks, including the typical risks associated with leverage,” and “We intend to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.”

Pages 22-26 - Investment Advisory Agreement

38.	Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Response: The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. The Company believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading for a company that is not undertaking a public securities offering and remains at an early stage of development. The Company respectfully submits that the disclosure requirements of Item 3 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with an offering of securities by a registrant; the Registration Statement is not a prospectus, and any information included in the Registration Statement and tending to suggest such an offering of securities could be construed as a general solicitation that would impede or void the Company’s ongoing private placement of Units.

September 1, 2023 Page 17

Page 23 - Incentive Fee

39.	Comment: In the third paragraph, please add a cross reference to the related risk factors section on page 53 titled, “[o]ur management fee and incentive fee structure may create incentives for the Adviser that are not fully aligned with the interests of our unitholders and may induce the Adviser to make speculative investments.”

Response: The Company has revised the disclosure accordingly.

Page 23 - Quarterly Income Component of Income and Capital Gains Incentive Fee Calculation Based on Net Income

40.	Comment: This section includes the first reference to original issue discount (“OID”). Please define OID and add strategy and risk disclosures in appropriate locations in the text (e.g., in the principal strategy and risk sections if applicable).

Response: The Company respectfully submits that OID is defined upon first reference on page 23 in the Registration Statement (page 26 in the Amended Registration Statement). The Company submits that OID does not represent a separate and distinct strategy or risk from those already described in the Registration Statement and that additional risk disclosure regarding OID would be potentially confusing to investors as it would overstate the significance of such risks.

Page 26 - Administrative Agreement

41.	Comment: We note the Company will compensate others (e.g., the Administrator, including sub-administration costs). To the extent common unitholders directly and/or indirectly bear any related fees and expenses generated from the Company’s compensation of entities, confirm the disclosure states as much in plain English or revise the disclosure accordingly. Also, confirm to the staff that such expenses appear in the Fee Table or explain to us why not. Relatedly, if the Company has an allocation methodology for allocating any such costs and/or expenses among common unitholders, please disclose that methodology in plain English. Based on your responses, we may have additional comments.

Response: The Company respectfully submits that the Registration Statement discloses that any functions that are outsourced by the Administrator are paid by the Company on a direct basis without profit to the Administrator. The Company confirms that such expenses are included in the Company’s financial statements and will be described in its results of operations in its periodic filings under the Exchange Act.

September 1, 2023 Page 18

42.	Comment: Please disclose the terms of the sub-administrative agreement between State Street Bank and Trust Company (“State Street”) and the Company’s administrator, including the specific services that State Street will provide to the Company and the compensation State Street will receive from the Company (we note that disclosure in the last sentence of the second paragraph indicates the Company “will ultimately bear the costs of any sub-Administrator agreement that [the Company’s] Administrator enters into”). Also, explain to the staff the Board’s consideration of this sub-administration agreement arrangement. As the Company will be paying State Street, explain supplementally why the Company will not enter into this agreement directly with State Street. Explain why the agreement will be between State Street and the Administrator.

Response: As noted above, sub-administration costs are paid on a direct cost basis and, as disclosed in the Registration Statement, all expense reimbursements are subject to review of the Board of Directors, including the Independent Directors. The Company respectfully submits that additional details regarding the sub-administration agreement with State Street are not relevant to investors and would be potentially confusing to investors as it would overstate the significance of such agreement.

Pages 32-33 - Senior Securities

43.	Comment: The penultimate sentence states, “[w]e are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of our total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary or emergency purposes.” (Emphasis added.) Please delete the references to “emergency” purposes. See Section 18(g) of the 1940 Act.

Response: The Company has revised the disclosure accordingly.

Pages 47-79 - Item 1A. Risk Factors
Pages 79-87 - General Risk Factors

44.	Comment: Please note Item 105 of Regulation S-K requires that risk factors be concise. Accordingly please review these sections with an eye towards streamlining the disclosure to improve clarity and to delete duplicative disclosures. Also, please use bold or bullet points to improve clarity where possible.

Response: The Company acknowledges the Staff’s comment.

September 1, 2023 Page 19

Page 58 – We are subject to risks associated with any Credit Facility

45.	Comment: The disclosure states that the Company or a “wholly owned and consolidated subsidiary . . . may enter into one or more senior revolving credit facilities of the Company or any subsidiary.” If the Company also may form or acquire a subsidiary that it will primarily control, please state so. If not, please disclose that the Company does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Company. Note that for these purposes, a subsidiary is “primarily controlled” by the Company if (a) the Company controls the entity within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the Company’s control of the entity is greater than that of any other person.

Response: The Company respectfully submits that any subsidiary formed for purposes of a Credit Facility would, consistent with the disclosure in the risk factor cited in the Staff’s comment, be expected to be wholly-owned and consolidated. The Company submits that it does not have any current intention to acquire a subsidiary that it will primarily control and would update its disclosure to the extent it could do so consistent with the requirements of the 1940 Act and determined to do so in the future.

46.	Comment: With respect to each subsidiary that is wholly owned or, if applicable, primarily controlled by the Company and that primarily engages in investment activities in securities or other assets, please address the following comments in an appropriate location in the prospectus:

(a) Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Company confirms to the Staff that the description of the Company’s principal investment strategies and investment risks contained in the Registration Statement includes any of the wholly owned subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company.

(b) Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, modified by Section 61) on an aggregate basis with the subsidiary.

September 1, 2023 Page 20

Response: The Company respectfully submits to the Staff that the current disclosure is accurate. For any subsidiary of the Company that is wholly-owned, the Company will consider such subsidiary for purposes of the 1940 Act capital structure and leverage requirements.

(c) Disclose that each investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response: The Company respectfully advises the Staff that any wholly owned subsidiaries of the Company through which the Company may engage in investment activities are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Adviser. Rather, the Adviser will manage the investments held by such wholly owned subsidiaries of the Company on a look through basis pursuant to the Investment Advisory Agreement. As stated in the Company’s response to Comment No. 45 above, the Company does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Company. While the Company itself may agree to serve as collateral manager for a wholly owned subsidiary formed for an on-balance sheet financing arrangement, as is common among other BDCs, the Company does not believe that any such collateral management agreement would fall within the scope of Section 15 of the 1940 Act, as no such wholly owned subsidiary would itself be either a registered investment company or business development company under the 1940 Act. The Company further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Exchange Act. Accordingly, the Company respectfully declines to include the requested disclosure. The Company also respectfully refers the Staff to its below response to Comment No. 46(d) regarding wholly owned subsidiaries being subject to the Company’s compliance policies and procedures, including compliance with the applicable provisions of the 1940 Act, and the Company consolidating any such wholly owned subsidiaries for purposes of compliance with the 1940 Act.

(d) Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Please also identify the custodian of the subsidiary.

September 1, 2023 Page 21

Response: The Company respectfully advises the Staff that any wholly owned subsidiaries of the Company would be subject to the Company’s compliance policies and procedures, including compliance with Section 57 of the 1940 Act, and the Company would expect to consolidate any such wholly owned subsidiaries for purposes of compliance with the 1940 Act. In addition, the Company respectfully advises the Staff that while none of its wholly owned subsidiaries would be a registered investment company or BDC under the 1940 Act, the Company would nonetheless subject any assets held by such wholly owned subsidiaries to compliance with the Company’s own custody requirements as a BDC under the 1940 Act. The Company respectfully submits that additional disclosure would potentially be confusing to investors by creating an implication that a wholly-owned subsidiary should be viewed differently by an investor.

(e) Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder. Confirm to us that the financial statements of the subsidiary will be consolidated with those of the Company.

Response: The Company advises the Staff that it currently intends any subsidiaries to be wholly-owned, domestic subsidiaries, rather than foreign subsidiaries that would require the disclosure requested in comment 46(e). However, if any subsidiaries of the Company in the future are organized and operating outside the United States, the subsidiary’s board of directors or equivalent governing body will agree to designate an agent for service of process in the United States, and the subsidiary and its board of directors or equivalent governing body will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.

47.	Comment: Please confirm that the wholly owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly owned subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table.

Response: The Company respectfully refers the Staff to its response to Comment No. 46(c) above, which states that the Company does not expect any wholly owned subsidiary of the Company to be a party to an advisory or management contract with either a third party or an affiliated investment adviser, including the Adviser, and that the investments held by any such wholly owned subsidiary are expected to be managed on a look through basis by the Adviser pursuant to the Investment Advisory Agreement. As a result, and because the Company expects to consolidate such wholly owned subsidiaries with the Company, the Adviser will receive management fees in respect of any investments held thereby pursuant to the Investment Advisory Agreement. The Company further confirms that any expenses associated with such wholly owned subsidiaries will be reflected in the “Other Expenses” line item in any fee table that the Company may in the future be required to disclose pursuant to the form requirements of Form N-2, with the exception of interest payments, which will instead be included in the appropriate line item reflecting the cost of leverage.

September 1, 2023 Page 22

Page 59 – Our ability to sell investments held by any subsidiary that enters into a Credit Facility would be limited.

48.	Comment: Disclosure in this paragraph states, “We expect that a Credit Facility would place significant restrictions on our ability, as servicer, to sell investments. As a result, there may be times or circumstances during which we would be unable to sell investments or take other actions that might be in our best interests.” Please confirm that any material restrictions in your credit agreements impacting investment flexibility will be described in disclosure once known.

Response: The Company confirms to the Staff that it would generally expect to file any agreement pertaining to material financing arrangements as an exhibit to its periodic reports required under the Exchange Act and that any restrictions beyond those customary covenants generally included in BDC credit agreements would be described in disclosure once known.

Page 63 – The liability of each of the Adviser . . . for its own account.

49.	Comment: In the second sentence please: (1) delete the term “primarily;” and (2) revise “reckless disregard of the Adviser’s duties under the Investment Advisory Agreement” to “reckless disregard of the Adviser’s obligations and duties under the Investment Advisory Agreement.” See Section 17(i) of 1940 Act. Please make conforming changes to the registration statement, including organizational documents thereto, as applicable.

Response: The Company has revised the disclosure accordingly.

Page 63 - Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited

50.	Comment: Please confirm that each type of “financial commitment transaction” the Company will use as part of its strategy is explained in the disclosure at an appropriate location in plain English, including attendant risks (e.g., if the Company will make capital commitments that are unfunded, please state as much in plain English).

September 1, 2023 Page 23

Response: The Company acknowledges the Staff’s comment and confirms that to the extent the Company enters into financial commitment transactions, such financial commitment transactions would be described in plain English in the Company’s disclosure.

Page 70 - Our failure to make follow-on investments in our portfolio could impair the value of our portfolio

51.	Comment: The second bullet indicates the Company may investment in “convertible securities.” If the Company expects to invest in contingent convertible securities (“CoCos”), the Company should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Company should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Company intends to invest in CoCos and the amount the Company will invest in CoCos.

Response: The Company acknowledges the Staff’s comments and respectfully submits that contingent convertible securities are not expected to be a material part of the Company’s investments.

Page 92 - Organizational and Offering Expenses

52.	Comment: Please add concise and detailed disclosure explaining this reimbursement arrangement and specify the “third-party costs” referred to in the first sentence. Also, file as an exhibit to the registration statement the governing document for this arrangement. Additionally, disclose if applicable that the common unitholders ultimately bear the costs of these reimbursement expenses.

Response: The Company has revised the disclosure accordingly. The Company respectfully submits that the Investment Advisory Agreement governs the terms of Company’s relationship with the Adviser, including the reimbursement of expenses, and such agreement is filed as Exhibit 10.1 in Item 15 of the Registration Statement.

Page 93 - ITEM 4. SECURITY OWNERSHIP . .. . OWNERS AND MANAGEMENT

53.	Comment: Please clarify the purpose of the table’s footnote with an asterisk as the asterisk does not appear in the table.

Response: The Company has revised the disclosure accordingly.

September 1, 2023 Page 24

Page 94 - Executive Officers Who Are Not Directors

54.	Comment: For each officer, please add to the chart, their respective term of office as officer and the periods during which each officer has served as such. See Item 5 of Form 10 and Item 401(b) of Regulation S-K.

Response: The Company has revised the disclosure accordingly.

Page 110 – Management of the Company

55.	Comment: Disclosure, by stating that the “members of the Investment Team will generally devote such time as Morgan Stanley, in its sole discretion, deems necessary to carry out our operations effectively,” suggests that Morgan Stanley governs the Investment Team. If this is so, please clarify disclosure in other sections of the registration statement indicating the Investment Team is the “Adviser’s Investment Team.” Please clarify the relationships between Investment Team, the Investment Committee, and the Company’s portfolio management team. Please explain in the disclosure how the Company has a portfolio management team in compliance with Item 9 of Form N-2.

Response: The Company respectfully submits that the definition of “Investment Team” in the Registration Statement, together with the disclosure noting that the Company has no employees, already makes it sufficiently clear that the Investment Team applies to the Adviser rather than the Company. The Company respectfully submits that it is not aware of any affirmative requirement to include disclosure in compliance with Item 9 of Form N-2 in a registration statement on Form 10.

Page 114 - ITEM 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

56.	Comment: Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K, (i.e., the amount of units that could be sold pursuant to Rule 144 under the Securities Act).

Response: The Company has revised the disclosure accordingly.

Page 115 Distribution Reinvestment Plan

57.	Comment: In the second paragraph, the first sentence states that in order for a unitholder to “‘opt-out’ of the DRIP” the unitholder must notify certain parties in writing and that notice must be “received .. . . no later than ten days prior to the record date for a distribution to common unitholders in order to receive such distribution in cash.” Please disclose how the Company will inform unitholders of a record date.

September 1, 2023 Page 25

Response: The Company has revised the disclosure accordingly.

58.	Comment: Please clarify the disclosure stating the “DRIP administrator’s fees under the plan will be paid by us.” Please see Item 10.1.e of Form N-2, which requires registrants with dividend reinvestment plans to describe the material aspects of any such plan, including, but not limited to, the type and amount of fees, commissions, and expenses payable by participants in connection with the plan. See Id at (8). Also, if the common unitholders indirectly bear any fee arising from the DRIP, state as much in plain English and disclose where in the Company’s fee table such fees are included.

Response: The Company respectfully submits that the current disclosure is sufficiently clear that DRIP expenses are paid by the Company and, therefore, would be borne by unitholders. However, the Company has revised the disclosure to state explicitly that fees of the DRIP will be borne by unitholders. The Company respectfully submits that it is not aware of any requirement to comply with Item 10.1.e of Form N-2 in a registration statement on Form 10 and further submits that expenses of the DRIP will not be material to the Company.

59.	Comment: Please confirm to us there are no DRIP fee charges that should be disclosed in the Shareholder Transaction Expenses section in a separate caption. See Instruction 4 to Item 3 of Form N-2.

Response: The Company respectfully refers the Staff to the response to Comment 38, above.

60.	Comment: Please tell us what document reflects the DRIP administrator’s fees. We note that the “Distribution Reinvestment Plan” filed as Exhibit 10.6 in Item 15 states on page 2, the “Plan Administrator’s service fee, if any, and expenses for administering the Plan shall be paid for by the Company,” but discloses no actual fee amount.

Response: The Company respectfully submits that the DRIP administrator’s fees are included within the agreement between the Company and its transfer agent, which entity also serves as the DRIP administrator.

September 1, 2023 Page 26

Page 117 – Agreement to be Bound by the LLC Agreement; Power of Attorney

61.	Comment: First sentence refers to “each investor accepted by the Company.” (Emphasis added.) Please disclose the circumstances under which an investor would not be accepted by the Company.

Response: The Company respectfully submits that an investor would not be accepted by the Company if it could not satisfactorily complete a subscription agreement to purchase units, including, for example, representations and warranties regarding the investor’s status as an accredited investor and compliance with certain laws, as set forth in the subscription agreement.

Page 122 - Exhibits

62.	Comment: As applicable, please file the actual agreements as exhibits, not “forms of” the agreements.

Response: The Company acknowledges the Staff’s comment and respectfully submits that any “form of” agreement filed by the Company is filed in compliance with Instruction 1 to Item 601 of Regulation S-K, which provides, in relevant part, that a registrant need not refile an exhibit filed in preliminary form if the exhibit has been changed only in the manner set forth in such instruction.

Exhibit 3.3

First Amended and Restated Limited Liability Company Agreement of the Company dated as of March 9, 2023

Article 13-Adminstrative Provisions, Section 13.6(e)-Submission to Jurisdiction; Venue; Waiver of Jury Trial

63.	Comment: Please revise Section 13.6(3) to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus this provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that Unitholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: As requested, the Company intends to seek the approval of its board of directors in order to revise its limited liability company agreement to clarify that the exclusive forum provision does not apply to claims arising under the federal securities laws and the Company has revised the disclosure in the Amended Registration Statement to state that the exclusive forum provision exists and the corresponding risks of such a provision.

September 1, 2023 Page 27

64.	Comment: Please disclose in an appropriate location in the registration that investors waive their right to a jury trial under Article 13, Section 13.6(e) of the First Amended and Restated Limited Liability Company Agreement.

Response: The Company has revised the disclosure accordingly.

ACCOUNTING COMMENTS

Page 20 – Warehouse Transaction

1.	Comment: Please explain in correspondence if the registrant considered the disclosure requirements in Regulation S-X 6-11.

Response: The Company respectfully acknowledges the comment and supplementally notes that prior to acquisition the investments held by the unaffiliated third party were not held in a fund and instead in a special purpose entity that was a consolidated, wholly-owned subsidiary of the unaffiliated third party. The Company respectfully submits that the warehoused assets that were acquired by the Company would represent, at most, a de minimis portion of the consolidated assets of the unaffiliated third party holding the investments prior to acquisition. Accordingly, the Company does not believe that Regulation S-X Article 6-11, which is triggered upon the acquisition of all or substantially all of the assets of a fund, was implicated by the acquisition of investments pursuant to the facility agreement.

Page 22-Investment Advisory Agreement

2.	Comment: Please confirm in correspondence whether the management fee will be accrued under the terms disclosed and recorded as a liability to the funds. Please additionally confirm how often the management fee will be paid.

Response: The Company confirms that the base management fee will be accrued under the terms disclosed and recorded as a liability of the Company on its financial statements. The Company respectfully advises the Staff that the base management fee will be paid on a quarterly basis.

September 1, 2023 Page 28

Page 32-33 - Senior Securities

3.	Comment: Please confirm in correspondence whether there are any plans to incur leverage during the first year of operations as a BDC.

Response: The Company confirms that it plans to incur leverage during the first year of its operations as a BDC and has included risk disclosure regarding Credit Facilities.

Pages F-7-F-8 - Agreements and Related Party Transactions

4.	Comment: There does not appear to be a discussion of the Adviser’s ability to waive or defer fees as is discussed in the Investment Advisory Agreement (Exhibit 10.1) anywhere in the disclosure except for a brief mention on page 22 under the Investment Advisory Agreement heading. The Investment Advisory Agreement states on page 7:

(c) Waiver or Deferral of Fees.

The Adviser shall have the right to elect to waive or defer all or a portion of the Base Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Company shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any calendar quarter or year shall be deferred without interest and may be paid over in any such other quarter prior to the termination of this Agreement, as the Adviser may determine upon written notice to the Company.

Response: The Company acknowledges the Staff’s comment and respectfully submits that additional disclosure regarding the ability of the Company to waive or defer fees is not necessary since such a waiver or deferral would not affect the accrual of such fees.

5.	Comment: The disclosure describing the Expense Support and Conditional Reimbursement Agreement appears to be missing information from the Investment Advisory Agreement. Page 89 of the registration statement, under the heading “Expense Support Agreement,” properly includes the language from the Agreement:

No Reimbursement Payment for any calendar month will be made if our Operating Expense Ratio (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. The ‘Operating Expense Ratio’ is calculated by dividing all of the Company’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies, less organizational and offering expenses, base management and incentive fees owed to the Adviser and interest expense, by the Company’s average net assets.

September 1, 2023 Page 29

Response: The Company acknowledges the Staff’s comment and respectfully submits that the disclosure regarding the conditions to reimbursement cited in the Staff’s comment were not included in the financial statements included in the Registration Statement because the Adviser has not requested or received reimbursement of any previously waived expenses and thus the provision is not relevant to an understanding of the Company’s financial statements.

GENERAL COMMENTS

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Company advises the Staff that it has no current intention to submit any exemptive application or no-action request in connection with the Registration Statement.

* * * * * *

September 1, 2023 Page 30

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com or Jonathan Gaines at (212) 641-5600 or by email at jonathan.gaines@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, North Haven Private Income Fund A LLC
Orit Mizrachi, North Haven Private Income Fund A LLC
Venu Rathi, North Haven Private Income Fund A LLC
Thomas J. Friedmann, Dechert LLP
William J. Bielefeld, Dechert LLP
Johnathan H. Gaines, Dechert LLP